Exhibit 99.1

Yiren Digital Reports First Quarter 2025 Financial Results

BEIJING – June 12, 2025 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in Asia, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Operational Highlights

Financial Services Business

•	Total loans facilitated in the first quarter of 2025 reached RMB15.2 billion (US$2.1 billion), representing a slight decrease of 1% from RMB15.4 billion in the fourth quarter of 2024 and compared to RMB11.9 billion in the same period of 2024.

•	Cumulative number of borrowers served reached 12,909,436 as of March 31, 2025, representing an increase of 5% from 12,350,400 as of December 31, 2024, and compared to 9,978,280 as of March 31, 2024.

•	Number of borrowers served in the first quarter of 2025 was 1,375,406, representing a decrease of 12% from 1,560,789 in the fourth quarter of 2024 and compared to 1,352,200 in the same period of 2024. The decline was due to our strategic shift towards increasing the repeat borrowing rate among existing high-quality borrowers, combined with the traditionally slow season in the credit business during this period.

•	Outstanding balance of performing loans facilitated reached RMB27.5 billion (US$3.8 billion) as of March 31, 2025, representing an increase of 11% from RMB24.8 billion as of December 31, 2024 and compared to RMB20.2 billion as of March 31, 2024.

Insurance Brokerage Business

•	Cumulative number of insurance clients served reached 1,590,394 as of March 31, 2025, representing an increase of 4% from 1,532,119 as of December 31, 2024, and compared to 1,343,660 as of March 31, 2024.

•	Number of insurance clients served in the first quarter of 2025 was 77,541, representing a decrease of 7% from 83,786 in the fourth quarter of 2024, and compared to 73,687 in the same period of 2024. The decrease was due to an industry-wide downturn in new sales impacted by regulatory tightening.

•	Gross written premiums in the first quarter of 2025 were RMB801.8 million (US$110.5 million), representing a decrease of 27% from RMB1,100.3 million in the fourth quarter of 2024 and compared to RMB912.4 million in the same period of 2024. The decline was attributed to an industry-wide downturn in new sales impacted by regulatory tightening.

“We are pleased to report another solid and healthy quarter, reflecting the strength of our technology transformation strategy, which focuses on sustainable growth, operational efficiency, technology innovation and international expansion.” said Mr. Ning Tang, Chairman and Chief Executive Officer.

“Our core business benefits from domestic economic stimulus policies that boost consumption and expand credit access, creating sector-wide opportunities. Through our strategic focus on attracting and serving high-quality borrowers, combined with ongoing integration of advanced technology across our platform, we are well-positioned to capitalize on these favorable conditions and confident in maintaining our growth momentum through 2025.”

“In the first quarter of this year, our total revenue reached RMB1.6 billion, up 13% year-over-year.” Mr.Yuning Feng, Chief Financial Officer commented. “On our balance sheet, our cash and cash equivalents remained strong at RMB4.0 billion as of March 31, 2025, underscoring our financial flexibility and positioning us to capitalize our strategic opportunities.”

First Quarter 2025 Financial Results

Total net revenue in the first quarter of 2025 was RMB1,554.5 million (US$214.2 million), representing an increase of 13% from RMB1,378.1 million in the first quarter of 2024. Particularly, in the first quarter of 2025, revenue from financial services business was RMB1,174.6 million (US$161.9 million), representing an increase of 59% from RMB738.1 million in the same period of 2024. The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB71.5 million (US$9.8 million), representing a decrease of 43% from RMB124.9 million in the first quarter of 2024. The decrease was primarily driven by a decline in life insurance sales, attributed to regulatory-mandated product adjustments, along with an industry-wide reduction in commission fee rates due to the implementation of more stringent regulatory standards on rates and terms. Revenue from consumption and lifestyle business and others was RMB308.5 million (US$42.5 million), representing a decrease of 40% from RMB515.0 million in the first quarter of 2024. The decrease was mainly attributed to the high product penetration rate following sustained prior growth, resulting in fewer new sales opportunities. The Company is currently conducting a strategic review to evaluate and optimize our positioning for sustainable long-term growth in alignment with our corporate strategic priorities.

Sales and marketing expenses in the first quarter of 2025 were RMB277.0 million (US$38.2 million), which remains stable compared to RMB277.2 million in the same period of 2024.

Origination, servicing and other operating costs in the first quarter of 2025 were RMB224.7 million (US$31.0 million), which remains stable compared to RMB233.3 million in the same period of 2024.

Research and development expenses in the first quarter of 2025 were RMB86.0 million (US$11.8 million), compared to RMB40.5 million in the same period of 2024. The increase reflects our strategic acceleration of artificial intelligence investments, positioning us to capture emerging market opportunities and drive long-term competitive advantage.

General and administrative expenses in the first quarter of 2025 were RMB95.8 million (US$13.2 million), compared to RMB83.7 million in the same period of 2024. The increase was primarily due to higher incentive bonuses and increased employee benefit expenses.

Allowance for contract assets, receivables and others in the first quarter of 2025 was RMB152.8 million (US$21.1 million), compared to RMB102.3 million in the same period of 2024. The increase reflects the growing volume of loans facilitated on our platform as well as our cautious approach to risk management.

Provision for contingent liabilities in the first quarter of 2025 was RMB410.8 million (US$56.6 million), compared to RMB67.3 million in the same period of 2024. The increase was mainly attributed to a higher volume of loans facilitated under our risk-taking model[1].

Income tax expense in the first quarter of 2025 was RMB26.3 million (US$3.6 million).

Net income in the first quarter of 2025 was RMB247.5 million (US$34.1 million), as compared to RMB485.9 million in the same period in 2024. The decrease was primarily due to the growing loan volume facilitated under our risk-taking model, resulting in substantial upfront provisions required by the current accounting principles. Moreover, declining sales in the insurance brokerage business and the consumption and lifestyle segments, increased R&D costs, and an unrealized loss from fair value adjustments on invested assets further contributed to the overall reduction in profitability.

1 The risk-taking model refers to the framework in which the company assumes the credit risk for the loans facilitated on our platform.

Adjusted EBITDA[2] (non-GAAP) in the first quarter of 2025 was RMB325.0 million (US$44.8 million), compared to RMB591.1 million in the same period of 2024.

Basic and diluted income per ADS in the first quarter of 2025 were RMB2.9 (US$0.4) and RMB2.8 (US$0.4) respectively, compared to a basic income per ADS of RMB5.6 and a diluted income per ADS of RMB5.5 in the same period of 2024.

Net cash generated from operating activities in the first quarter of 2025 was RMB478.7 million (US$66.0 million), compared to RMB631.7 million in the same period of 2024.

Net cash used in investing activities in the first quarter of 2025 was RMB145.6 million (US$20.1 million), compared to RMB683.7 million in the same period of 2024.

Net cash used in financing activities in the first quarter of 2025 was RMB80.6 million (US$11.1 million), compared to RMB14.8 million in the same period of 2024.

As of March 31, 2025, cash and cash equivalents were RMB4,043.6 million (US$557.2 million), compared to RMB3,841.3 million as of December 31, 2024. As of March 31, 2025, the balance of financial investment was RMB404.1 million (US$55.7 million), compared to RMB437.2 million as of December 31, 2024.

Delinquency rates[3]. As of March 31, 2025, the delinquency rates for loans that are past due for 1-30 days, 31-60 days and 61-90 days were 1.6%, 1.2% and 1.2%, respectively, compared to 1.6%, 1.2% and 1.1%, respectively, as of December 31, 2024.

Recent Development

1)	Management Change

Mr. Yuning Feng, current CFO of Yiren Digital will resign due to personal reasons, and Mr. Ka Chun William Hui has been appointed as the new CFO by the board of directors, effective on June 30, 2025.

Mr. Hui brings nearly two decades of experience in investment banking and capital markets. He joined CreditEase, Yiren Digital’s parent company, in 2017, focusing on global investment and capital market operation. Prior to that, he held several key roles at leading financial institutions, including Principal of Private Equity at China Minsheng Bank International, Deputy General Manager at CITIC International Asset Management, and positions at New World Development’s Family Office, Deutsche Bank (Hong Kong), and IBM (Canada). Mr. Hui holds a bachelor’s degree in computer engineering and an MBA, both from the University of Toronto.

2 "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

3 Delinquency rates" refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

“On behalf of the Board, we are delighted to welcome William to join the Company. We look forward to his expertise and professionalism further strengthening our organization. We would also like to express our sincere gratitude to Yuning for his dedication and wish him every success in his future endeavors,” said Mr. Ning Tang, Chairman and CEO of Yiren Digital.

2)	Share Incentive Plan

To promote the success and enhance the value of Yiren Digital, on June 6, 2025, the Company’s board of directors (the “Board”) approved the 2025 Share Incentive Plan (the “2025 Plan”), which became effective on the same day. The maximum aggregate number of shares of the Company which may be issued pursuant to all awards under the 2025 Plan shall be 18,560,000 ordinary shares, par value US$0.0001 per share, of the Company.

Business Outlook

Based on the Company’s preliminary assessment of business and market conditions, the Company projects the total revenue in the second quarter of 2025 to be between RMB1.6 billion to RMB1.7 billion, with a healthy net profit margin, driven by loan growth from domestic market and international markets, further market penetration into new customer segment.

This is the Company’s current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2567 to US$1.00, the effective noon buying rate on March 31, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 12, 2025 (or 8:00 p.m. Beijing/Hong Kong Time on June 12, 2025).

Participants who wish to join the call should register online in advance of the conference at:

https://dpregister.com/sreg/10200245/ff3e415b7a

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=ZoyvDsQv

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in Asia. Our mission is to elevate customers' financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	USD
Net revenue:
Loan facilitation services	676,295	742,394	102,305
Post-origination services	1,772	1,744	240
Guarantee services	16,853	318,397	43,876
Financing services	10,666	41,887	5,772
Insurance brokerage services	124,926	71,460	9,847
Electronic commerce services	502,936	184,074	25,366
Others	44,636	194,570	26,813
Total net revenue	1,378,084	1,554,526	214,219
Operating costs and expenses:
Sales and marketing	277,223	276,952	38,164
Origination,servicing and other operating costs	233,270	224,738	30,970
Research and development	40,521	85,954	11,845
General and administrative	83,674	95,837	13,207
Allowance for contract assets, receivables and others	102,334	152,805	21,057
Provision for contingent liabilities	67,258	410,763	56,605
Total operating costs and expenses	804,280	1,247,049	171,848
Other income/(expenses):
Interest income, net	27,713	24,206	3,336
Fair value adjustments gain/(loss)	15,468	(58,376)	(8,044)
Others, net	677	674	93
Total other income/(expenses)	43,858	(33,496)	(4,615)
Income before provision for income taxes	617,662	273,981	37,756
Share of results of equity investees	-	(129)	(18)
Income tax expense	131,779	26,346	3,631
Net income	485,883	247,506	34,107

Weighted average number of ordinary shares outstanding, basic	174,282,443	172,800,275	172,800,275
Basic income per share	2.7879	1.4323	0.1974
Basic income per ADS	5.5758	2.8646	0.3948

Weighted average number of ordinary shares outstanding, diluted	176,202,571	173,935,749	173,935,749
Diluted income per share	2.7575	1.4230	0.1961
Diluted income per ADS	5.5150	2.8460	0.3922

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	631,743	478,650	65,960
Net cash used in investing activities	(683,697)	(145,590)	(20,063)
Net cash used in financing activities	(14,774)	(80,576)	(11,104)
Effect of foreign exchange rate changes	1,340	2,367	326
Net (decrease)/increase in cash, cash equivalents and restricted cash	(65,388)	254,851	35,119
Cash, cash equivalents and restricted cash, beginning of period	6,058,604	4,101,557	565,210
Cash, cash equivalents and restricted cash, end of period	5,993,216	4,356,408	600,329

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	USD
Cash and cash equivalents	3,841,284	4,043,590	557,222
Restricted cash	260,273	312,818	43,107
Accounts receivable	566,541	583,542	80,414
Guarantee receivable	474,132	620,241	85,472
Contract assets, net	1,008,920	1,114,576	153,593
Contract cost	294	425	59
Prepaid expenses and other assets	2,361,585	2,299,149	316,831
Loans at fair value	421,922	314,790	43,379
Financing receivables	17,515	22,040	3,037
Amounts due from related parties	3,387,952	3,284,281	452,586
Financial investments	437,203	404,059	55,681
Equity investments	9,239	9,110	1,255
Property, equipment and software, net	78,678	78,358	10,798
Crypto assets	-	148,062	20,403
Deferred tax assets	77,463	1	-
Right-of-use assets	39,695	38,917	5,363
Total assets	12,982,696	13,273,959	1,829,200
Accounts payable	43,167	79,882	11,008
Amounts due to related parties	129,629	99,616	13,727
Guarantee liabilities-stand ready	606,886	809,726	111,583
Guarantee liabilities-contingent	578,797	756,699	104,276
Deferred revenue	9,479	482	66
Payable to investors at fair value	368,022	287,500	39,619
Accrued expenses and other liabilities	1,622,050	1,393,592	192,042
Deferred tax liabilities	41,471	54,897	7,565
Lease liabilities	40,765	37,808	5,210
Total liabilities	3,440,266	3,520,202	485,096
Ordinary shares	132	132	18
Additional paid-in capital	5,198,457	5,201,567	716,795
Treasury stock	(170,463)	(170,463)	(23,490)
Accumulated other comprehensive income	79,268	40,903	5,637
Retained earnings	4,435,036	4,681,618	645,144
Total equity	9,542,430	9,753,757	1,344,104
Total liabilities and equity	12,982,696	13,273,959	1,829,200

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of  borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended
	March 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	11,910,367	15,237,923	2,099,842
Number of borrowers	1,352,200	1,375,406	1,375,406
Remaining principal of performing loans	20,156,161	27,458,292	3,783,854
Cumulative number of insurance clients	1,343,660	1,590,394	1,590,394
Number of insurance clients	73,687	77,541	77,541
Gross written premiums	912,431	801,798	110,491
First year premium	514,141	412,497	56,844
Renewal premium	398,290	389,301	53,647

Segment Information
Financial services business:
Revenue	738,117	1,174,577	161,861
Sales and marketing expenses	251,922	260,903	35,953
Origination, servicing and other operating costs	85,787	140,623	19,378
Allowance for contract assets, receivables and others	101,127	152,112	20,962
Provision for contingent liabilities	67,258	410,763	56,605

Insurance brokerage business:
Revenue	124,926	71,460	9,847
Sales and marketing expenses	3,565	2,795	385
Origination, servicing and other operating costs	136,883	81,440	11,223
Allowance for contract assets, receivables and others	1,012	(578)	(80)

Consumption & lifestyle business and others:
Revenue	515,041	308,489	42,511
Sales and marketing expenses	21,736	13,254	1,826
Origination, servicing and other operating costs	10,600	2,675	369
Allowance for contract assets, receivables and others	9	(1,994)	(275)

Reconciliation of Adjusted EBITDA
Net income	485,883	247,506	34,107
Interest income, net	(27,713)	(24,206)	(3,336)
Income tax expense	131,779	26,346	3,631
Depreciation and amortization	1,892	2,297	317
Share-based compensation	1,207	2,187	301
Fair value adjustments related to crypto assets and financial investment *	(1,933)	70,824	9,760
Adjusted EBITDA	591,115	324,954	44,780
Adjusted EBITDA margin	42.9%	20.9%	20.9%

*Due to the expansion of asset categories in which the Company has invested and the significant fluctuations in their fair value changes, adjustments for fair value changes relating to crypto assets and financial investments are hereby incorporated, and historical periods have been restated to enhance investors' comprehension of the Company's financial statements.

Delinquency Rates

	1-30 days	31-60 days	61-90 days
December 31, 2020	1.3%	0.7%	0.6%
December 31, 2021	2.0%	1.5%	1.2%
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
March 31, 2025	1.6%	1.2%	1.2%

30+ Days Delinquency Rates By Vintage*

Loan Issued Period	Month on Book
	2	4	6	8	10	12	14	16	18	20	22	24
2020Q1	0.8%	2.0%	3.4%	4.5%	5.4%	5.9%	6.5%	6.8%	7.1%	7.5%	8.1%	8.5%
2020Q2	0.6%	2.0%	3.3%	4.5%	5.3%	6.0%	6.4%	6.9%	7.4%	8.0%	8.6%	8.8%
2020Q3	1.3%	2.8%	4.3%	5.4%	6.3%	6.9%	7.5%	8.2%	8.9%	9.3%	9.5%	9.5%
2020Q4	0.3%	1.4%	2.4%	3.4%	4.3%	5.4%	6.4%	7.3%	7.7%	8.0%	8.2%	8.3%
2021Q1	0.5%	1.8%	3.0%	4.2%	5.3%	6.3%	7.1%	7.3%	7.5%	7.7%	7.8%	7.9%
2021Q2	0.5%	2.1%	3.8%	5.5%	6.8%	7.5%	7.7%	7.9%	8.1%	8.3%	8.2%	8.2%
2021Q3	0.6%	2.5%	4.2%	5.4%	6.1%	6.5%	6.7%	6.9%	6.9%	6.9%	6.9%	6.8%
2021Q4	0.8%	2.7%	4.1%	4.9%	5.4%	5.8%	5.8%	5.8%	5.7%	5.6%	5.6%	5.5%
2022Q1	0.7%	2.1%	3.2%	4.0%	4.6%	4.8%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.8%	2.9%	3.8%	4.3%	4.5%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.6%	2.2%	3.5%	4.3%	4.8%	5.0%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.9%	4.9%	5.6%	5.9%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.6%	2.4%	4.0%	5.2%	5.9%	6.2%	6.1%	6.0%	5.9%	5.8%	5.7%	5.7%
2023Q2	0.7%	3.0%	4.9%	6.3%	7.0%	7.3%	7.2%	7.0%	6.9%	6.8%	6.6%
2023Q3	0.9%	3.7%	5.8%	7.1%	7.9%	8.1%	8.0%	7.9%	7.7%	7.5%
2023Q4	0.8%	3.6%	5.8%	7.0%	7.6%	7.8%	7.7%	7.6%
2024Q1	0.7%	3.2%	5.0%	6.1%	6.7%	7.0%	7.2%
2024Q2	0.6%	2.5%	4.2%	5.3%	6.1%
2024Q3	0.6%	2.3%	3.8%	4.8%
2024Q4	0.7%	2.4%
2025Q1	0.6%

*The 30+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 30 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.